EX-28.h.vii

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, made as of the 4th day of December, 2022, between Dimensional ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of certain portfolios of the Trust, as identified below (each, an “ETF” and together, the “ETFs”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Management Agreement with the Trust, on behalf of each ETF, pursuant to which Dimensional provides investment management services for the ETF, and for which Dimensional is compensated based on the average net assets of the ETF; and

WHEREAS, the Trust and Dimensional have determined that it is appropriate and in the best interests of each ETF and its shareholders to limit the expenses of the ETFs;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional.

(a)	Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of each ETF in the table below (excluding the expenses that an ETF incurs indirectly through its investment in other investment companies) (“ETF Expenses”) to the extent necessary to limit the ETF Expenses of each ETF, on an annualized basis, to the rate listed below as a percentage of the respective ETF’s average net assets (the “Expense Limitation Amount”).

ETF	Expense Limitation Amount
Dimensional Global Real Estate ETF	0.24%
Dimensional US Large Cap Value ETF	0.22%

2.	Duty to Reimburse Dimensional. If, at any time, the ETF Expenses are less than the Expense Limitation Amount for an ETF, the Trust, on behalf of the ETF, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized ETF Expenses for the ETF to exceed the Expense Limitation Amount. There shall be no obligation of the Trust, on behalf of an ETF, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Trust.

4.	Duration and Termination. This Agreement shall begin on December 4, 2022, and shall continue in effect until February 28, 2024, and shall continue in effect from year to year thereafter, unless and until the Trust or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for an ETF, of its intention to terminate the Agreement. This Agreement shall automatically terminate
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EX-28.h.vii

upon the termination of the Investment Management Agreement between Dimensional and the Trust, on behalf of such ETF.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL ETF TRUST		DIMENSIONAL FUND ADVISORS LP

		By:	DIMENSIONAL HOLDINGS INC., General Partner

By:	/s/ Ryan P. Buechner	By:	/s/ Carolyn L. O
	Name: Ryan P. Buechner		Name: Carolyn L. O
	Title: Vice President		Title: Vice President
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